EXHIBIT 99.1

Monalizumab data from NeoCOAST-2 Phase 2 study in early-stage NSCLC presented at the WCLC 2024

Marseille, France, September 9, 2024, 7:00 A.M. CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that AstraZeneca (LSE/STO/Nasdaq: AZN) presented interim results from the randomized NeoCOAST-2 (NCT05061550) Phase 2 platform study during the 2024 World Conference on Lung Cancer on September 8, 2024.
The NeoCOAST-2 platform study is intended to assess the safety and efficacy of neoadjuvant durvalumab alone or combined with novel agents and chemotherapy in resectable, early-stage non-small cell lung cancer (NSCLC), followed by adjuvant treatment with durvalumab with or without the novel agents. The preliminary data of three arms were presented at WCLC, namely:
•Arm 1: oleclumab in combination with durvalumab and platinum doublet chemotherapy in the neoadjuvant setting and durvalumab plus oleclumab in the adjuvant setting;
•Arm 2: monalizumab in combination with durvalumab and platinum doublet chemotherapy in the neoadjuvant setting and durvalumab plus monalizumab in the adjuvant setting and;
•Arm 4: datopotamab deruxtecan in combination with durvalumab and single agent platinum chemotherapy in the neoadjuvant setting, and durvalumab alone in the adjuvant setting.
In this preliminary analysis on the first 60 of 72 patients randomized to Arm 2, monalizumab added to durvalumab plus platinum-based chemotherapy doublet induced a pathological complete response rate of 26.7% [95% CI; 16.1–39.7] and a major pathological response rate of 53.3% [95% CI; 40.0–66.3] which are numerically higher than the durvalumab plus platinum doublet approved regimen. Treatment in Arm 2 showed manageable safety profile and no impact on surgical rate.
The presentation will be available on Innate’s website, in the publications section.
“We’re pleased to see the preliminary results from the NeoCOAST-2 Phase 2 trial presented at WCLC and the encouraging clinical outcomes for patients with early-stage non-small cell lung cancer across all treatment arms,” said Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma. “Monalizumab is the first checkpoint inhibitor targeting the inhibitory receptor NKG2A on NK cells and CD8 T cells. Based on these preliminary results, we remain excited about the potential of extending the clinical benefit of durvalumab in the neoadjuvant/adjuvant setting with the addition of monalizumab in patients with non-small cell lung cancer. We look forward to the final analysis and the translation of these preliminary data to Event Free Survival (EFS) data in due course.”

About NSCLC:
In 2022, an estimated 2.5 million people were diagnosed with lung cancer worldwide1. Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC2,3,4 Stage III NSCLC represents approximately one quarter of NSCLC incidence5.
Stage III (locally advanced) NSCLC is commonly divided into three subcategories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally.

About Monalizumab
1 Ferlay J, Ervik M, Lam F, Laversanne M, Colombet M, Mery L, Piñeros M, Znaor A, Soerjomataram I, Bray F (2024). Global Cancer Observatory: Cancer Today. Lyon, France: International Agency for Research on Cancer. Available from: https://gco.iarc.who.int/today
2 Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment and Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204
3 Cheema PK, et al. Perspectives on Treatment Advances for Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37–42.
4 LUNGevity Foundation. Types of Lung Cancer. Available at  https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed September 2021.
5 EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.
NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells and may enhance the cytotoxic potential of other therapeutic antibodies6.
AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in NSCLC and other malignancies.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.
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Euronext: IPH Nasdaq: IPHA
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Disclaimer on forward-looking information and risk factors
This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.
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6 André et al, Cell 2018

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